

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

November 6, 2006

Ms. Kimberly A. Dang
Vice President and Chief Financial Officer of Kinder Morgan Management, LLC, the
  delegate of Kinder Morgan G.P., Inc., the General Partner of Kinder Morgan Energy
  Partners, L.P.
Kinder Morgan Energy Partners, L.P.
500 Dallas, Suite 1000
Houston, Texas 77002

    Re: Kinder Morgan Energy Partners, L.P.
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed March 16, 2006
           Forms 10-Q for Fiscal Quarters Ended March 31, 2006
           and June 30, 2006
           Filed May 10, 2006 and August 7, 2006
           Response letters dated September 18, 2006 and October 3, 2006
           File No. 1-11234

Dear Ms. Dang:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      William Choi
                      Branch Chief